‘	Nixon Peabody LLP 70 W. Madison Street, Suite 5200 Chicago, IL 60602-4378 T / (312) 977-4400 F / (312) 977-4405	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

October 13, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention: David Link

RE:	Four Leaf Acquisition Corp.
Registration Statement on Form S-1
Filed September 13, 2022
File No. 333-267399

Ladies and Gentlemen:

This letter sets forth the response on behalf of Four Leaf Acquisition Corporation (the “Company”) to your letter, dated October 5, 2022, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Registration Statement on Form S-1 (File No. 333-267399) filed with the Commission on September 13, 2022 (the “Registration Statement”). For your convenience, the comments are reproduced below before the Company’s responses. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-1

Risk Factors

We may be deemed a “foreign person”…, page 49

1.

We note your response to comment 1 of our letter. Please revise the risk factor to remove any mitigating language related to the risk that you may be subject to CFIUS given that your sponsor is controlled by a foreign person.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 49-50 of the revised Registration Statement filed herewith.

Division of Corporation Finance Washington, D.C. 20549 October 13, 2022 Page 2	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Management, page 120

2.

We note your response to comment 3 of our letter. For each of your directors, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 120-123 of the revised Registration Statement filed herewith.

If you have any questions or comments in connection with these matters or the revised Registration Statement generally, please me at (312) 977-4426 or drbrown@nixonpeabody.com, or my colleague Conrad Adkins at (312) 977-4459 or cadkins@nixonpeabody.com.

Sincerely,

/s/ David R. Brown

David R. Brown
Nixon Peabody LLP

cc: Angel Orrantia